
RECEIVED
OCT 2 3 2007
209
WASH. D.C.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTIFICATION OF BOARD MEETING

Please be informed that a board of directors' meeting of Lenovo Group Limited (the "Company") will be held on Thursday, November 1, 2007 at 8:00 a.m. for the purpose of considering and if appropriate approving, *among other things*, the financial results of the Company and its subsidiaries for the six months ended September 30, 2007.




07027796

For and on behalf of
LENOVO GROUP LIMITED
Yang Yuanqing
Chairman

Raleigh, October 22, 2007

As at the date of this announcement, the executive directors are Mr. Yang Yuanqing and Mr. William J. Amelio; the non-executive directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Ms. Ma Xuezheng, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate director to Mr. James G. Coulter), Mr. Vince Feng (alternate director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate director to Mr. Shan Weijian); and the independent non-executive directors are Professor Woo Chia-Wei, Mr. Ting Lee Sen, Mr. John W. Barter III and Mr. Tian Suning.



公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**



RECEIVED
OCT 23 2007
209
PROCESSING SECTION
WASH, D.C.

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

聯想集團有限公司
Lenovo Group Limited

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 馬雪征

英文姓名 Name in English:

MA	Xuezheng
姓氏 Surname	名字 Other Names

(註 Note 7) 身份證明 Identification:

P103644(4)	N/A
香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2590 0228 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference: MW (MW) / LGL0087

請勿填寫本欄 For Official Use



收件日期 RECEIVED
10 SEP 2007
文件收發小組
Central Mail Unit

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number: 450816

2 個人秘書／董事資料更改 (續上頁) Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only

生效日期 Effective Date

Item	Details	日 DD	月 MM	年 YYYY
(a) 中文姓名 Name in Chinese				
(b) 英文姓名 Name in English — 姓氏 Surname / 名字 Other Names				
(註 Note 9) (c) 別名 Alias				
(註 Note 10) (d) 住址 Residential Address	No. 20 Carmel Road, Stanley, Hong Kong; 國家 Country:	07	09	2007
(註 Note 11) (e) 電郵地址 E-mail Address				
(f) 香港身份證號碼 Hong Kong Identity Card Number				
(g) 海外護照 Overseas Passport — 簽發國家 Issuing Country / 號碼 Number				

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number: 450816

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事 Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 *Please tick the relevant box(es)*

(註 Note 6) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

(註 Note 12) 中文名稱 Name in Chinese

(註 Note 12) 英文名稱 Name in English

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only 生效日期 Effective Date

(a) 中文及英文名稱 Name in Chinese and English — 日 DD 月 MM 年 YYYY

(註 Note 13) (b) 地址 Address — 國家 Country — 日 DD 月 MM 年 YYYY

(註 Note 11) (c) 電郵地址 E-mail Address — 日 DD 月 MM 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。
This Notification includes (Nil) Continuation Sheet(s) A and (Nil) Continuation Sheet(s) B.

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric 日期 Date : 7 September 2007
~~董事 Director／~~秘書 Secretary * 日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**



SEC MAIL PROCESSING SECTION
RECEIVED
OCT 2 3 2007
WASH, D.C.
209

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	27	08	2007
至 To	04	09	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	157,050.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	19,762,938.00

4. 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	248,690,794.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

請勿填

Your Receipt
Companies Registry
H.K.

12/09/2007 16:10:59

Submission No.:	229089281/1
CR NO.:	0450816
Sh. Form.:	SC1

Revenue Code	Amount(HKD)
08	$19,763.00

Receipt No.	Method	Amount(HKD)
292290130493	Chq	$19,763.00
Total Paid		$19,763.00

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	684,000	0.025	2.17	--	2.145	1,467,180
Ordinary	1,238,000	0.025	2.245	--	2.22	2,748,360
Ordinary	562,000	0.025	2.435	--	2.41	1,354,420
Ordinary	544,000	0.025	2.545	--	2.52	1,370,880
Ordinary	558,000	0.025	2.876	--	2.851	1,590,858

(註 Note 9) B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	88,000	0.025	4.038	–	4.013	353,144
Ordinary	1,260,000	0.025	4.072	–	4.047	5,099,220
Ordinary	1,348,000	0.025	4.312	–	4.287	5,778,876

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suite 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	6,282,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	6,282,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 04/09/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s.45(1))

表格 Form **SC1**



RECEIVED
PROCESSING
OCT 2 3 2007
209
SECTION
WASH. D.C.

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	10	09	2007
至 To	18	09	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	82,800.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	9,186,946.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	248,773,594.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

請勿

Your Receipt
Companies Registry
H.K.

03/10/2007 15:12:53
Submission No.: 236063313/1
CR NO.: 0450816
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$9,187.00

Receipt No.	Method	Amount(HKD)
362360088015	Chq	$9,187.00
Total Paid		$9,187.00

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Voting Ordinary Shares	700,000	0.025	2.17	–	2.145	1,501,500
Voting Ordinary Shares	658,000	0.025	2.245	–	2.22	1,460,760
Voting Ordinary Shares	112,000	0.025	2.435	–	2.41	269,920
Voting Ordinary Shares	952,000	0.025	2.545	–	2.52	2,399,040
Voting Ordinary Shares	114,000	0.025	2.876	--	2.851	325,014

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Voting Ordinary Shares	400,000	0.025	4.072	–	4.047	1,618,800
Voting Ordinary Shares	376,000	0.025	4.312	--	4.287	1,611,912

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

說明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suite 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	3,312,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	3,312,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 18/09/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**



RECEIVED
PROCESSING
OCT 23 2007
209
SH. D.C.
SECTION

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 450816

1 公司名稱 Company Name

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	24	09	2007
至 To	09	10	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	312,150.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	43,860,372.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	249,085,744.345

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

17/10/2007 14:23:58

Submission No.:	221087719/1
CR NO.:	0450816
Sh. Form.:	SC1

Revenue Code	Amount(HKD)
08	$30,000.00

Receipt No.	Method	Amount(HKD)
212210113982	Chq	$30,000.00

Total Paid $30,000.00

表格 Form **SC1**

公司編號 Company Number

450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		每股的溢價款額 Premium on *Each Share*	已繳及應繳的溢價總款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Voting Ordinary Shares	350,000	0.025	2.17	--	2.145	750,750
Voting Ordinary Shares	502,000	0.025	2.245	--	2.22	1,114,440
Voting Ordinary Shares	1,084,000	0.025	2.435	--	2.41	2,612,440
Voting Ordinary Shares	1,736,000	0.025	2.545	--	2.52	4,374,720
Voting Ordinary Shares	1,690,000	0.025	2.876	--	2.851	4,818,190

(註 Note 9) B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		每股的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價總款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 450816

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		每股的溢價款額 Premium on *Each Share*	已繳及應繳的溢價總款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Voting Ordinary Shares	194,000	0.025	4.038	--	4.013	778,522
Voting Ordinary Shares	1,240,000	0.025	4.072	--	4.047	5,018,280
Voting Ordinary Shares	5,690,000	0.025	4.312	--	4.287	24,393,030

(註 Note 9) B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		每股的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價總款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

450816

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
BOCI Securities Limited	Suite 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong	Ordinary	12,486,000
	各類別股份分配的總數 Total Shares Allotted by Class	Ordinary	12,486,000

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 09/10/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

END